CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

October 24, 2006

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF
U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

(www.finanztreff.de)

CREAM MINERALS ENGAGES ENVIRONMENTAL BASELINE STUDY

AT CASIERRA DIAMOND PROPERTY, SIERRA LEONE

Cream Minerals Ltd. (TSX-V: CMA) (“Cream”) is pleased to advised that it has engaged the services of Pottinger Gaherty Environmental Consultants Ltd. (“PGE”), Vancouver, Canada to conduct a preliminary environmental baseline study for offshore diamond sampling activities to be conducted at the mouth of the Mano and Moa Rivers (“the Site”) located in Sierra Leone, West Africa.

Bringing most mining projects into the operational phase typically requires assessment of future environmental impacts of the project.  Although damage to the environment during the exploration phase is expected to be minor, base level environmental studies will be necessary should mining operations commence.

PGE will review relevant legislation, regulations and guidelines, other environmental reports and existing information regarding the Site from various fish, aquatic life and habitat databases.  They will also review monitoring methods, which would be used to obtain preliminary baseline data.  Key areas for collaboration include water management, tailing disposal, seabed disturbance, health and safety.

PGE has assembled a strong team of six staff for this assignment with access to its full staff of 55 professionals in support of a broad range of technical disciplines, as required.  It is expected they may provide a comprehensive sustainability framework for the project that would be a working document, updated as the exploration project design proceeds.  This document will be additionally valuable for overlapping purposes such as marketing, environmental non-governmental organization acceptance, and public support.

PGE and representatives of the Ministry of Sierra Leone are proposed to be onsite during the dredge-sampling program slated to commence shortly.

Mr. Ben Ainsworth, P.Eng. President of Casierra Diamond Corp. is in charge of operations on the Casierra property and is the Company’s qualified person with respect to Canadian Security Regulations under National Instrument 43-101.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.